LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

(202) 274-2003	mbrown@luselaw.com

March 24, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New England Bancshares, Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

Pursuant to Rule 101 of Regulation S-T and on behalf of New England Bancshares, Inc. (the “Registrant”), we are transmitting by EDGAR under the Securities Act of 1933 (the “Securities Act”) the Registrant’s Registration Statement on Form S-4, including exhibits (the “Registration Statement”). The registration fee of $212 has been calculated in accordance with Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.

The Registration Statement relates to the issuance by the Registrant of its shares of common stock, par value $0.01 per share, in connection with the Registrant’s proposed acquisition of The Apple Valley Bank & Trust Company. The Apple Valley Bank & Trust Company will be merged with and into Valley Bank, a wholly owned subsidiary of the Registrant, for a mixture of cash and common stock of the Registrant.

If you have any questions or comments, please contact the undersigned at (202) 274-2003 or Lawrence M.F. Spaccasi of this firm at (202) 274-2037.

Very truly yours,

/s/ Michael J. Brown

Michael J. Brown

Enclosures

cc:	David J. O’Connor, New England Banchsares, Inc.

Lawrence M. F. Spaccasi, Esq.